Alpha Trading L.P.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

Alpha Trading L.P.

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statement

    Statement of Financial Condition   2

    Notes to Financial Statements   3-6

Alpha Trading L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Current assets		
Cash	$	776,413
Due from clearing broker		2,850,767
Rebates receivables		113,912
Prepaid expenses and other assets		1,215
Total current assets		3,742,307
Property and Equipment, net		2,766
Total assets	$	3,745,073

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	33,791
Trading payables		109,539
Total liabilities		143,330
Partners' capital		3,601,743
Total liabilities and partners' capital	$	3,745,073

See accompanying notes to financial statements

Confidential

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of Business, Business Risk Factors and Management's Plans Regarding Future Operations

Alpha Trading L.P. (the "Partnership") is a limited partnership organized under the laws of the state of Delaware on May 31, 2017(inception). The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the NYSE Chicago, Inc, ("NYSE"). The Partnership was formed for the purpose of engaging in proprietary investment, trading and market making and trades exclusively with other brokers and dealers on securities exchanges and other regulated markets. The Partnership commenced its trading operations in October 2017.

In October 2017, the Partnership registered with the BATS Exchange and began operating as a market maker. Further, the Partnership began clearing its trading activities through ABN AMRO Clearing Chicago, LLC ("AACC"). The Partnership has entered into a joint back office ("JBO") with AACC and filed a Notice Pursuant to SEC Rule 15c3-1(a)(6). Concurrently, in June 2020, the Partnership ended its JBO relationship and is no longer clearing its trading activities through AACC. The Partnership began clearings its trading activities through Merrill Lynch Professional Clearing Corp., an agent of Bank of America Merrill Lynch (BAML). The Partnership operates as a registered market maker and has a minimum net capital requirement of $100,000.

The Partnership is subject to those risks common in the technology and financial services industries, including, but not limited to, the possibility of not being able to successfully develop or commercialize its products, technological obsolescence, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed. The Partnership may incur trading losses related to the purchase or sale of securities products. From time to time, the Partnership may have large positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions could impact the Partnership's financial results. The Partnership may also be subject to consequences of capital market regulation.

The Partnership has incurred losses from operations since inception and has relied on debt financing and partners' capital contributions to fund its operations. At December 31, 2020, the Partnership has partners' capital of $3,601,743. Management believes the Partnership will be able to increase revenues and manage expenditures and as a result, the Partnership believes it has sufficient resources to fund planned operations and meet the Partnership's obligations through at least February 1, 2022. The inability for the Partnership to increase revenues and manage expenditures would require the Partnership to obtain additional debt financing and partners' capital contributions to fund its operations.

The COVID-19 pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The impact to the Partnership's operations have not been significant and the impact on the Partnership has been positive. The Partnership will continue to follow the various government policies and advice.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

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2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Partnership's sources of revenue consist of exchange rebates, plus/minus trading gains/losses. The Partnership recognizes the rebates and trading realized and unrealized gains or losses on a trade date basis, all of which are *Partners' Capital and Allocation of Income or Loss* reflected in revenues. The Partnership trades on a proprietary basis only. Due to its trading strategy, the Partnership earns de minimis amounts of dividends.

The Partnership is owned 100% by the Limited Partner. The Limited Partners' liability for the Partnership debts and obligations shall be limited to its capital contributions and all profits and income thereon, whether or not previously paid to them. Save to that extent, the General Partner shall be liable for the Partnership's debts and obligations.

Profits and losses of the Partnership attributable to investments of the Partnership shall be allocated to the Limited Partner.

Income Taxes

The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the partners for federal and state income tax purposes. Accordingly, the Partnership has not provided for federal and state income taxes.

At December 31, 2020, management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. For the year ended December 31, 2020 the Partnership incurred approximately $800 in State of California Franchise fees.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Rebates Receivables

The Partnership cleared all of its proprietary transactions through ABN AMRO Clearing Chicago LLC, from January 1, 2020 through to June 9, 2020, and Merrill Lynch Professional Clearing Corp, from June 10, 2020 through December 31, 2020, on a fully disclosed basis. The Partnership executes trades using the Partnership's MPID (MPID) and BAML Market Participant ID (BAML MPID) for a per share fee. BAML passes through any fees or rebates associated with trading activity executed on BAML MPID.

Rebates receivable amounts are due from exchanges with which the Partnership transacts for its proprietary securities trading. Such receivables are deemed to be fully collectible. Floor brokerage, exchange and clearing fees recorded as trading operations expense represents fees incurred in relation to the Partnership's proprietary securities trading.

The amounts receivable from BAML and exchanges relate to the aforementioned transactions. The Partnership has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

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4. Net Capital Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Partnership's net capital was $3,483,850, which was $3,383,850 in excess of its minimum requirement of $100,000.

5. Joint Back Office Arrangement

The Partnership had a joint back office ("JBO") arrangement with AACC. The Partnership notified CHX of the JBO arrangement and the Partnership maintained an ownership interest in the clearing broker pursuant to Regulation T of the Federal Reserve Board, Section 220.7. The Partnership maintained a minimum liquidating equity of $1,000,000 in the JBO arrangement. In June 2020, the Partnership ended its JBO with AACC.

6. Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve the execution, settlement, and financing of various transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. The Clearing Broker also provides the Partnership with portfolio financing. Such financing is essential for the Partnership to meet its proprietary trading objective.

The Partnership maintains some of its cash balances in various financial institutions. Some of these balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Securities Exchange Act of 1934 Rule 15c3-3

The Partnership claims exemption from Securities Exchange Act of 1934 Rule 15c3-3. The Partnership is a proprietary trading firm only, the Partnership has no clients and does not hold client accounts. Therefore, the Partnership does not maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8. Related Party Transactions

Pursuant to a Services Agreement (Services Agreement), entered into between the Partnership and its general partner on July 9, 2019, with an effective date as of January 1, 2018, the Partnership receives certain services from such entity, at no cost and expenses to the Partnership. The Partnership maintains a separate schedule of costs for all costs and expenses incurred by the general partner in connection to providing such services, which is not recorded on the accompanying statement of operations. The general partner incurred total expense of $2,969,926 in connection with services provided to the Partnership.

On May 31, 2019, the Limited Partner acquired 100% of the Partnership from the previous limited partner. The general partner agreed to pay the Partnership the $134,881 in connection with this acquisition. The Partnership was paid by the general partner $134,881 on December 30, 2020.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

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8. Related Party Transactions (continued)

Pursuant to a loan agreement, in effect as of April 4, 2019, entered into between the Partnership and an affiliated entity, the Partnership received a loan in the total amount of $2,500,000. The loan amount is due and payable by the Partnership within three years from the effective date. The Partnership may, by agreement, postpone the repayment date. The Partnership may, at any time prior to the repayment date, repay the loan amount, in whole or in part, without any penalty being imposed on the Partnership as a consequence. The loan amount bears interest at an annual rate of 3%. On July 17, 2020, the Partnership paid off the full amount of the loan and $96,575 in related interest incurred through the payment date.

Pursuant to a loan agreement, in effect as of June 15, 2020, entered into between the Partnership and an affiliated entity, the Partnership received a loan in the total amount of $2,500,000. The loan amount is due and payable by the Partnership within three years from the effective date. The Partnership may, by agreement, postpone the repayment date. The Partnership may, at any time prior to the repayment date, repay the loan amount, in whole or in part, without any penalty being imposed on the Partnership as a consequence. The loan amount bears interest at an annual rate of 3%. On June 18, 2020, the Partnership paid loan amount in whole and $1,644 in related interest incurred through the payment date.

9. Subsequent events

Pursuant to a loan agreement, in effect as of January 5, 2021, entered into between the Partnership and an affiliated entity, the Partnership loaned to the affiliated entity the total amount of $200,000. The loan amount bears interest at an annual rate of 3%. The loan amount is due and payable to the Partnership within one year from the effective date. The affiliated entity may, at any time prior to the repayment date, repay the loan amount, in whole or in part, without any penalty being imposed on the affiliated entity as a consequence. In the event the affiliated entity repays the loan amount, in whole or in part, prior to the repayment date ("Advance Repayment"), such loan amount, in whole or in part, shall include, in addition to the loan amount, only interest accrued from the effective date until the date such Advance Repayment is made.

These financial statements were approved by management and available for issuance on January 19, 2021. Subsequent events have been evaluated through this date.

Frank, Rimerman + Co. LLP

To the Partners of
Alpha Trading, L.P.
Herzliya Pituach, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Certified
Public
Accountants

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpha Trading L.P. (a Delaware limited partnership) (the "Partnership") as of December 31, 2020, and the related notes to the statement of financial condition. In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since August 11, 2017.

Frank, Rimerman & Co. LLP

San Jose, California
January 20, 2021

60 South Market Street, Suite 500 San Jose, California 95113 t 408.279.5566 www.frankrimerman.com

An independent member of
Baker Tilly International

Frank Rimerman + Co. LLP is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

Based upon this statement from Commission staff and difficulties arising from COVID-19, Alpha Trading L.P. is making this filing without a notarization

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Trading L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Yad Harutzim St.
(No. and Street)

Herzliya Pituach (City) Israel (State) 4673004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shai Nathaniel +972-9-9592802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank, Rimerman + Co. LLP
(Name – *if individual, state last, first, middle name*)

60 South Market Street, Suite 500 (Address) San Jose (City) California (State) 95113 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shai Nathaniel _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Alpha Trading L.P. _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

                                                      Signature

                                        _____
                                              Title

                                                                    Shai Nathaniel
                                                                    CEO
                                                                    Alpha Trading LP

_____
        Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*